SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 4

ACCELERON PHARMA INC.

(Name of Subject Company (Issuer))

Astros Merger Sub, Inc.

a wholly owned subsidiary of

Merck Sharp & Dohme Corp.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00434H108

(CUSIP Number of Class of Securities (Underlying Common Stock))

Kelly Grez

Deputy Corporate Secretary, Merck & Co., Inc.

2000 Galloping Hill Road, Kenilworth, NJ 07033

(908) 740-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Catherine J. Dargan

Michael J. Riella

Covington & Burling LLP

One CityCenter

850 Tenth Street, NW

Washington, DC 20001-4956

+1 (202) 662 6000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$11,780,293,020	$1,092,034
*

Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Acceleron Pharma Inc. (“Acceleron”), at a purchase price of $180.00 per share, net to the seller in cash, without interest and less any applicable tax withholding. As of October 7, 2021 (the most recent practicable date): (i) 61,147,922 shares of Acceleron common stock were issued and outstanding, (ii) 3,440,437 shares of Acceleron common stock were subject to outstanding Acceleron stock options, (iii) 530,074 shares of Acceleron common stock were subject to outstanding Acceleron restricted stock unit awards, (iv) 302,656 shares of Acceleron common stock were subject to outstanding Acceleron performance stock unit awards (at maximum), and (v) rights to purchase a maximum of 25,000 shares of Acceleron common stock pursuant to Acceleron’s 2013 Employee Stock Purchase Plan were outstanding.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2022, issued August 23, 2021, by multiplying the transaction value by .0000927.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $1,092,034	Filing Party: Astros Merger Sub, Inc. and Merck Sharp & Dohme Corp.
Form or Registration No.: Schedule TO-T	Date Filed: October 12, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 12, 2021 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), by Astros Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Merck Sharp & Dohme Corp., a New Jersey corporation (“Parent”), and Parent. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Acceleron Pharma Inc., a Delaware corporation (“Acceleron”), at a purchase price of $180.00 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9; and Item 11

The disclosure in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

“The Offer and related withdrawal rights expired at 5:00 p.m., Eastern Time, on November 19, 2021 (such date and time, the “Expiration Time”). The Depositary has advised that, as of the Expiration Time, 38,752,614 Shares had been validly tendered and “received” (as defined in Section 251(h) of the DGCL) by the Depositary and not properly withdrawn pursuant to the Offer, representing approximately 63.3% of the Shares outstanding as of such time. Accordingly, the Minimum Tender Condition has been satisfied. Purchaser has accepted, and has stated that it will pay for such Shares as promptly as practicable after the Expiration Time in accordance with the terms of the Offer.

Following expiration of the Offer and acceptance for payment of the Shares, Purchaser had ownership sufficient to effect the Merger under Section 251(h) of the DGCL, without a vote of stockholders of Acceleron. Accordingly, following completion of the Offer, Parent and Purchaser effected the Merger in accordance with Section 251(h) of the DGCL in which Purchaser merged with and into Acceleron, with Acceleron surviving the Merger and continuing as a wholly owned subsidiary of Parent. In the Merger, each Share issued and outstanding (other than (i) Shares held in the treasury of Acceleron or owned by Acceleron or any direct or indirect wholly owned subsidiary of Acceleron and each Share owned by Parent, Purchaser or any direct or indirect wholly owned subsidiary of Parent or Purchaser immediately prior to the Effective Time or (ii) Shares outstanding immediately prior to the Effective Time and held by stockholders who are entitled to demand, and properly demand, appraisal for such Shares in accordance with Section 262 of the DGCL) were converted into the right to receive an amount in cash equal to the Offer Price, without interest, and less any applicable tax withholding. The Shares are expected to cease to trade on Nasdaq prior to the opening of business on November 22, 2021, and will be delisted from Nasdaq and deregistered under the Exchange Act.

On November 19, 2021, Merck issued a press release announcing the expiration of the Offer, and on November 22, 2021, Merck issued a press release announcing the consummation of the Merger. The full text of the press releases announcing the expiration of the Offer and the consummation of the Merger are attached as Exhibits (a)(5)(I) and (a)(5)(J) to the Schedule TO, respectively, and are incorporated herein by reference.”

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(I)	Press release issued by Merck & Co., Inc., dated November 19, 2021.

(a)(5)(J)	Press release issued by Merck & Co., Inc., dated November 22, 2021.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Astros Merger Sub, Inc.

By:	/s/ Rita Karachun
	Name:	Rita Karachun
	Title:	President

Merck Sharp & Dohme Corp.

By:	/s/ Jon Filderman
	Name:	Jon Filderman
	Title:	Vice President

Date: November 22, 2021